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Exhibit 4.7

EMPLOYMENT AGREEMENT

The undersigned,

CRUCELL HOLLAND BV, having its offices at Archimedesweg 4, 2333 CN, Leiden, (hereinafter referred to as "Crucell"),

and

Prof. Dr. J. Goudsmit, now residing at Koninginneweg 4, 1075 CX Amsterdam, (hereinafter referred to as Employee),

WHEREAS

        Crucell is a leading biotechnology company, principally engaged in the discovery and development of biopharmaceutical products that utilize the immune system to combat diseases.

        Crucell is a subsidiary of Crucell N.V., a public limited liability company according to the laws of the Netherlands with a public listing on Amsterdam stock exchange Euronext N.V. and Nasdaq, New York.

        Crucell has previously employed Employee as Senior Vice-President Vaccine Research as per September1, 2002 and now wishes to employ the Employee as Executive Vice President & Chief Scientific Officer as per the Effective Date.

        Employee has stated that he is fully entitled and available to serve Crucell nationally and internationally and that he has, in that respect, no restrictions or obligations with respect to anybody;

        Employee is fully aware that the business of Crucell requires extreme confidentiality as to everything that is created, developed, prepared, investigated scientifically organisationally, economically, as well as commercially;

        Employee and Crucell wish to ratify and confirm the Employee's new position and associated employee benefits. The underlying employment agreement will replace the former employment agreement with Crucell. The number of years of service of Employee ("the seniority") at Crucell will be respected under this new employment agreement;

        HAVE AGREED AS FOLLOWS:

DUTIES

1.1.
Employee will be employed by Crucell as Executive Vice-President & Chief Scientific Officer. The Employee will report to the President & Chief Executive Officer of Crucell and will be a member of the Executive Committee. The function may include travelling and staying abroad. Employee is expected to use his particular knowledge in medical research, including but not limited to vaccine research and if possible, for the creation of industrial or intellectual property rights such as rights attached to inventions.

1.2.
Employee accepts that he shall also perform duties other than the ones which are considered his usual duties if such performance may be reasonably expected from him.

COMMENCEMENT, DURATION AND TERMINATION

2.1
The employment shall commence on September 1, 2002, and will be entered into for an indefinite term. For the avoidance of doubt, this employment contract cancels and supersedes all previous employment contracts, between Crucell and the Employee, including but not limited to the employment contract dated August 29, 2001. However it is agreed that the number of years of service of the Employee since September 1, 2001 ("the seniority") at Crucell will be respected under this employment agreement.

2.3.
The employment agreement shall in any event and without prior notice expire at the end of the month in which Employee reaches the age of sixty-five.

2.4
Notice will be given by both parties in writing, with effect as per the end of a calendar month. The term of notice is six months for Crucell and three months for Employee.

HOURS OF WORK

3.1
The function requires total dedication during and beyond office hours.

REMUNERATION AND HOLIDAY ALLOWANCE

4.1.
Employee shall receive a gross annual salary of Euro 320,000. The gross salary includes statutory holiday allowance of 8%, to be paid in the month of May each year. The salary, net of the statutory holiday allowance, is payable in equal instalments, at the end of each month, to the bank account which will be indicated by Employee. The holiday allowance shall be accrued on a monthly basis by reserving a sum equal to 8% of the monthly income received by the Employee.

FRINGE BENEFITS

5.1.
Employee is allowed to participate in the corporate pension plan of Crucell. Crucell warrants that the terms and conditions of Employees' pension plan shall in all material aspects be equal to and therefore not less advantageous than the current pension plan(s) of Crucell's Chief Executive Officer. Main terms of the pension plan shall consist of an agreed maximum pensionable salary of Euro 226,890, inclusive the yearly indexation and Employee contribution of 6% of the applicable pension basis ("pensioengrondslag"). The advisory costs with respect to such pension plan shall also be borne by Crucell. Crucell shall assist the Employee in terminating or transferring accrued pension rights with his current pension plan.

5.2.
Crucell shall reimburse 75 percent of health care insurance premiums to Employee.

5.3.
Employee is granted the right to participate in Crucell's applicable option plan. As evidence of the Employee's promotion to Executive Vice-President & Chief Scientific Officer, the Employee receives as at September 20, 2002 (the "Date of Grant") 100,000 additional options (the "Grant") Crucell N.V. at the Stock Exchange of Euronext N.V. and NASDAQ and associated Stock Appreciation Rights. The option exercise price will be established in euro's, based on 117% of the average price of the share Crucell N.V. at the close of market on the three trading days on the official market of the stock market of Euronext N.V. in Amsterdam (EAX) prior to the Date of Grant. The option grant will exclusively be governed by Crucell's applicable option plan. The Stock Appreciation Rights grant will be exclusively governed by Crucell's applicable SAR plan.

5.4.
For greater certainty the Employee accepts that any compulsory tax withholdings related to or as a result of his rights under this section are for his account.

5.5.
To the extent permitted by Dutch or US security laws is the Employee entitled to a director's loan, bearing the same interest rate, and under the same terms and conditions of other director's loans, equal to the amount of taxes to paid by Employee in connection with the Grant.

EXPENSES

6.1.
Crucell shall reimburse Employee necessary reasonable business expenses after approval of the specifications. Each month, the Employee will receive a minimum net fixed expense allowance in accordance with Crucell Holland's expense allowance policy.

6.2.
The Employee is entitled to a company car in accordance with Crucell's applicable company car policy.

6.3.
All reimbursements are subject to the right of Crucell to restrict to the amount(s) that is or will be allowed by tax regulations or, at the choice of Crucell, to withhold possible premiums and taxes due, at Employee's expense.

HOLIDAYS

7.1
Employee shall be entitled to paid holidays with pay in each calendar year at a rate of 30 working days. Employee shall be obliged to take these holidays in consultation with, and after approval of, Crucell. Holiday leave which has not been taken by the Employee can be transferred to a following year, but shall lapse in accordance with the statutory five-year term of prescription after expiry of the calendar year in which the entitlement arose.

ILLNESS AND DISABILITY

8.1.
If the Employee is unable to perform his duties agreed owing to illness, Crucell shall pay 100% of his agreed wage for a period of 52 weeks. In this provision, wage is understood to mean the wages referred to in article 4 plus the allowances referred to in article 5. Periods of illness are calculated together if intervals are shorter than four weeks.

8.2.
Employee will participate in Crucell's corporate disability insurance plan. The premiums are for the account of Crucell.

NO SIDELINES

9.1.
Except for:

(i)
the duties related to the Employee's chair at the "Amsterdam Medisch Centrum" on a "nul aanstelling" basis for which duties Employee will be granted a paid absence leave for a maximum of 24 days per year, assuming these days will be divided proportionally over the year.

(ii)
his involvement with the International AIDS Vaccine Initiative ("IAVI"), for which involvement the Employee will receive a paid absence leave of 12 days per year, excluding travelling days.

(iii)
the involvement of Employee as member of de Council of Scientific Advise of Prima Gen, a company based in Amsterdam,

(iv)
the involvement in reviewing scientific papers,

  Employee shall during the employment refrain from having any interest in, or conducting of any outside commercial, outside business or outside scientific activities, with or without remuneration, without the prior written consent of Crucell, such consent not unreasonably to be withheld.

9.2
The remuneration for the duties/involvement of/in the activities mentioned under (i), (ii), (iii)and (iv), if any, shall be for the Employee and discussed and reported to Crucell's Chief Executive Officer.

9.3
For avoidance of doubt the activities referred to under (iii) and (iv) shall be performed in the Employees spare time.

CONFIDENTIALITY

10.1.
Except as required by law or to the extent applicable to information that is in the public domain otherwise than through unauthorised disclosure by the Employee. Employee is fully aware and acknowledges that, during the employment as well as thereafter, strict secrecy in respect of all matters relating to Crucell, organisational, commercial, and scientific, all in the broadest sense, is necessary. This obligation is not restricted to relations with third parties but includes other employees of Crucell in so far the proper performance of the duties of employee does not require disclosure.

10.2.
Notwithstanding Clause 13.1, every material violation of section 10.1. may be referred to a competent Dutch court and appropriate damages and/or legal action requested.

NON COMPETITION

11.1
Employee shall for a period of one year after the end of the employment fully refrain from any business wise activity, including any (whether or not for payment) involvement with business wise activities, directly or indirectly, relating to the commercial application of discovery and development of biopharmaceutical products that utilize the immune system to combat diseases within the fields Crucell acts, has acted or prepares to act on at the moment the employment ends.

11.2
Furthermore Employee shall strictly refrain, during the employment as well as during one year thereafter, without the prior written consent of Crucell, from any involvement with the creation, the application for and the recording of intellectual property rights beyond his proper performance under the employment or, after the end thereof, the creation, the application for and the recording of intellectual property rights concerning the existing or future field of activities of Crucell.

11.3
Notwithstanding Clause 13.1, every material violation of sections 11.1 and 11.2 may be referred to a competent Dutch court and appropriate damages and/or legal action requested.

INTELLECTUAL AND INDUSTRIAL PROPERTY RIGHTS

12.1.
Employee shall inform Crucell forthwith of every invention, procedure, publication, design, model and in general every creative result in the field of industrial or intellectual property attained by employee, if and to the extent that it relates to Crucell's business activities both in the Netherlands and abroad. If the industrial and intellectual property rights attaching to the invention, etc. do not automatically accrue to Crucell by virtue of the employment relationship, Employee shall at Crucell's first request transfer such rights to Crucell and co-operate fully in recording such rights in the name of Crucell as exclusive owner, all at the expense of Crucell.

12.2.
Employee hereby irrevocably appoints Crucell as his agent for the purpose of in his name preparing all documents and performing all other acts necessary for the implementation of the provisions of this article and Crucell is hereby authorised to appoint a sub-agent for the implementation of the foregoing.

12.3.
Employee acknowledges that his salary includes reasonable compensation for (his contribution to) the creation of intellectual and industrial property rights.

SEVERANCE PAY UPON TERMINATION OF EMPLOYMENT CONTRACT

13.1
If the Employee is dismissed by Crucell, parties will leave it to the decision of the competent court as to what the amount of severance pay shall be. However, In any case the severance pay granted by the court shall be increased with the amount of salary that the Employee would have received, should the notice period of article 2.4 have been observed by Crucell.

13.2
Without prejudice to the provision referred to in the previous paragraph, the minimum severance pay shall be at least equal to a year salary excluding holiday allowance, if the dismissal of the Employee is due to a merger or a take over of Crucell, either directly or indirectly.

LAW

14.1
This agreement shall be governed by and construed in accordance with the laws of the Netherlands. All disputes arising out of or in connection to this Agreement shall be referred to the competent Dutch court.

EXECUTED on October 25, 2002, in Leiden, the Netherlands and effective as per the Effective Date in duplicate,

For and on behalf of Crucell Holland B.V.	Employee
By: Crucell N.V. Title: Director	By: Name: J. Goudsmit
By:
Name: Domenico Valerio Title: President & Chief Executive Officer

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  Exhibit 4.7
EMPLOYMENT AGREEMENT